March 29, 2006

Mr. William Choi
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	SYSCO Corporation Form 10-K for the Fiscal Year Ended July 2, 2005 Filed September 15, 2005 File No. 1-06544

Dear Mr. Choi:

This letter sets forth the responses of SYSCO Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in the letter dated March 16, 2006 with respect to the Company’s Form 10-K, filed September 15, 2005.

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings. We appreciate your review and your comments and view them as additional tools in achieving these goals. Where your comments include suggestions for additional disclosures, with the Staff’s permission, we intend to include these on a prospective basis. The Company’s responses to your comments are listed below. For your convenience, comments contained in your March 16, 2006 letter are reprinted in bold italics below.

Form 10-K for the Fiscal Year Ended July 2, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 11

1.	Where you identify intermediate causes of changes to your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the decline in gross margin from fiscal 2004 to 2005 was due to several factors, including product costs increases, changes in segment mix, customer mix and pricing pressure. As those broad reasons do not facilitate a reader’s understanding of your results of operations, please explain in reasonable detail how those items specifically contributed to a decline in your gross margin. See SEC Release No. 33-8350.

Company Response

The Company believes it adequately provided explanations as to the changes in its operating results and specifically the decline in gross margins from fiscal 2004 to fiscal 2005.

The Company’s consolidated gross margins can be impacted by many factors. Those factors detailed in our discussion in Management’s Discussion & Analysis are those that management believes have had the most significant impact. However, we agree that the expanded discussion recommended by the Staff may be useful to investors in understanding how these factors can impact the Company’s gross margins. Therefore, with the Staff’s permission, we intend to expand our discussion regarding how these factors impact the change in gross margins on a prospective basis beginning with the Form 10-Q for the quarterly period ending April 1, 2006.

To assist the Staff in its assessment of the Company’s intended approach, please find attached in Exhibit A an example of how the discussion regarding the decline in gross margins from fiscal 2004 to fiscal 2005 will be expanded to include more detailed explanations.

Consolidated Cash Flows, page 33

2.	We note that you present debt and bank and commercial paper borrowings and repayments on a net basis. The netting of these borrowings and repayments may not be appropriate under paragraph 13 of SFAS 95. Please tell us why you believe net presentation is appropriate and/or revise your future filings accordingly.

Company Response

SFAS 95, Paragraph 13 states that “Items that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short are cash receipts and payments pertaining to (a) investments (other than cash equivalents), (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less.”

The Company’s bank borrowings and commercial paper borrowings qualify for net treatment under this paragraph because their original maturities are within the three months or less timeframe.

The Company agrees that other debt repayments and borrowings, generally senior notes and other long-term debt, should be presented on a gross basis, since their original maturities are greater than three months. The Company will present the gross amounts of other debt repayments and borrowings in its consolidated cash flow statements beginning with its Form 10-Q for the quarterly period ending April 1, 2006.

3.	Please tell us how you classified stock-based compensation and related tax benefits in your statement of cash flows.

Company Response

In its fiscal 2005 10-K, the Company classified stock-based compensation expense as cash flow from operations within its statement of cash flows and included it in “net earnings”. In fiscal 2005 and prior, the Company concluded that the amount was not material to present as a separate line item and, as such, did not include it as a reconciling item from net income to cash flow from operations. The amount of stock-based compensation expense was $22,389,000, $34,857,000 and $27,802,000 for fiscal 2005, 2004 and 2003, respectively, which represented 1.9%, 2.9% and 2.0%, respectively, of cash flow from operations. Upon adoption of SFAS 123(R) in fiscal 2006, stock-based compensation expense became a more significant item, and the Company began presenting stock-based compensation expense as a reconciling item from net income due to the now material nature of the amount. In the Company’s fiscal 2006 filings, reclassifications have been made to prior year cash flow statements to conform to the fiscal 2006 presentation.

In fiscal 2005 and prior, the tax benefits related to stock-based compensation were presented in cash flow from operations with other tax cash flows, in accordance with the provisions of EITF Issue 00-15, “Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option.”Paragraphs 68 and 69 of SFAS 123(R), which cover the treatment of excess tax benefits in the cash flow statement, amended SFAS 95 and nullified EITF 00-15. As a result, beginning in fiscal 2006 with the consolidated cash flow statement presented in its Form 10-Q for the quarterly period ending October 1, 2005, the Company began presenting excess tax benefits relating to share-based compensation as financing cash inflows with a corresponding operating cash outflow.

Summary of Accounting Policies

General

4.	Please tell us and disclose in future filings your treasury stock accounting policies, including the method, such as FIFO,LIFO or average cost, by which the shares are removed from treasury.

Company Response

The Company records treasury shares upon purchase at cost, and when shares are removed from treasury, they are valued using the average cost method. In response to the Commission’s comment, the Company intends to add the following disclosure to its Summary of Accounting Policies in its Annual Report on Form 10-K for the fiscal year ending July 1, 2006.

Treasury Stock

The Company records treasury stock purchases at cost. Shares removed from treasury are valued at cost using the average cost method.

Goodwill and Intangibles, page 35

5.	We note that the goodwill and intangible assets line item is material to your balance sheet. Accordingly, please disclose the following information in accordance with SFAS 142:

o	Please present the aggregate amount of goodwill as a separate line item in your consolidated balance sheet;

o	For intangible assets subject to amortization, please disclose the gross carrying amount and accumulated amortization for each major intangible asset class, the aggregate amortization expense for each period in which a statement of operations is presented and the estimated aggregate amortization expense for each of the five succeeding fiscal years;

o	For intangible assets not subject to amortization, please disclose the total carrying amount and the carrying amount for each major intangible class; and

o	The changes in the carrying amount of goodwill during the period.

Please see paragraphs 42-45 of SFAS 142.

Company Response

The Company presented goodwill and intangibles as a single line item on the consolidated balance sheet and did disclose the amount of intangibles in the notes to the financial statements. The Company does not believe that the amount of intangibles, $71,856,000 as of July 2, 2005, was significant in relation to the total goodwill and intangibles balance or to the consolidated balance sheet as a whole. As a reader of the 10-K could determine the amount of goodwill at each balance sheet date using the information in the footnotes, the Company concluded this was adequate disclosure. The Company believes the failure to disclose the amount related to specific intangible asset classes and the amortization related to each did not represent a material omission.

However, we agree that the presentation of goodwill and intangibles as separate individual line items on the consolidated balance sheet and the additional disclosures for the goodwill and intangibles footnote may be useful information. We intend to present the aggregate amount of goodwill and the aggregate amount of intangibles as separate line items in our consolidated balance sheet on a prospective basis beginning with the Company’s Form 10-Q for the quarterly period ending April 1, 2006. In addition, we intend to include the additional disclosures in our goodwill and intangibles footnote on a prospective basis, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending July 1, 2006.

To assist the Staff in its assessment of the Company’s additional disclosures, please find attached in Exhibit A the proposed disclosures for the annual report for fiscal year 2006 where changes from the disclosures in the annual report for fiscal year 2005 have been marked.

Acquisitions, page 37

6.	Please tell us how you account for contingent consideration payable in the event certain operating results are attained and contingent consideration payable upon resolution of contingencies. Please ensure you tell us when you recognize contingent >consideration and how you consider EITF 95-8 in determining whether or not contingent consideration represents compensation for services, use of property or profit sharing. Please also provide us a reconciliation of the number and amount of shares issued in acquisitions during fiscal 2005 disclosed in the third paragraph to the amount disclosed in your statement of shareholders’equity.

Company Response

In accordance with of SFAS 141, Business Combinations, the Company accounts for the contingent consideration payable in the event certain operating results are attained as additional cost of the acquired entity when the contingency is resolved and the consideration is issued or becomes issuable. The Company accounts for contingent consideration payable upon resolution of contingencies as a cost of the acquired entity upon the acquisition date of the company. Such amounts are recorded at the acquisition date.

The Company evaluates each new purchase agreement with the guidance provided by EITF 95-8 to determine whether contingent consideration based on earnings or other performance measures represents an additional cost of the acquired enterprise or compensation for services, use of property or profit sharing. The Company has determined that contingent consideration based on earnings or other performance measures pursuant to its current purchase agreements should be accounted for as an adjustment of the purchase price of the acquired enterprise. The following factors described in EITF 95-8 have been considered to reach this conclusion:

Factors involving terms of continuing employment:
1)	Contingent payments are not forfeited if employment terminates. There is no requirement linking continuing employment by SYSCO to contingent consideration. To the extent that the selling shareholders become employed by SYSCO, they could leave SYSCO at any time and continue to earn the contingent consideration if the acquired entity meets the contractually stated targets.
2)	The selling shareholder’s compensation (including base salary, cash bonus, equity awards and other benefits) is at a reasonable level as compared to the compensation of other key employees in the combined enterprise.

Factors involving components of shareholder group:
3)	There have been no selling shareholders who have not become employees that either have received or would receive lower contingent payments on a per share basis than the contingent payments received by selling shareholders that did become SYSCO employees.

Factors involving reasons for contingent payment provisions:
4)	The initial payment at the date of the acquisition made by SYSCO to the selling shareholders of the acquired company is based on the low end of the range at which SYSCO valued the acquired company, and the contingent consideration based upon the future results of the acquired entity is structured to raise the total acquisition price to the high end of the price SYSCO was willing to pay. The total consideration to be paid including the contingent consideration did not exceed the total fair market value that SYSCO assigned to the acquired entity at the time of closing.

Factors involving formula for determining contingent consideration:
5)	The formula to determine the amount of contingent consideration is structured as a minimum earnings target rather than a percentage of earnings.

Factors involving other agreements and issues:
6)	The terms of other arrangements with selling shareholders, such as property lease arrangements, are comparable with terms of similar arrangements that would be entered into with unrelated third parties.

Below is a reconciliation of the number of shares issued in acquisitions during fiscal 2005. The reconciling item is the issuance of dividend access shares, which are discussed in detail below in the Company’s response to Comment 7.

Shares
SYSCO Common Shares*	152,591
Dividend Access Shares	61,554

Total **	214,145

*	Agrees with Statement of Shareholders’ Equity, which does not reflect dividend access shares in the share amount since they do not represent SYSCO common shares.

**	Agrees with Acquisition footnote, which reflects the issuance of both dividend access shares and SYSCO common shares.

The value of shares issued for acquisitions per the statement of shareholders’ equity is $4,197,000 (sum of $2,660,000 additional paid-in capital and $1,537,000 treasury stock). The value of shares issued for acquisitions per the acquisition footnote is $4,196,000. The difference is due to rounding. Both amounts include the issuance of both SYSCO common shares and dividend access shares.

Additional Financial Information

Stockholders’ Equity, page 40

7.	We note the disclosures on pages 6 and 7 regarding dividend access shares. Please explain to us in detail the nature and contractual terms of the dividend access shares and your related accounting treatment. In your response, please tell us how the shares and subsequent conversion to common shares are reflected in your financial statements. Please also tell us how you treat those shares in your earnings per share computations and whether there are any dividend access shares currently outstanding.

Company Response

Dividend access shares have been issued by the Company’s subsidiaries from time to time in connection with the acquisition of Canadian subsidiaries. Dividend access shares represent physical shares of a Canadian subsidiary which is included in the SYSCO consolidated financial statements. These shares earn the same dividends as SYSCO common shares and can be converted at any time into SYSCO common shares on a one-to-one basis.

The Company records the issuance of dividend access shares as an increase to additional paid-in capital based on the stock price of SYSCO common stock at the time of issuance. Dividends are recorded and paid for these shares; such dividends are reflected in the statement of shareholders’ equity as dividends declared and in the statement of cash flows as dividends paid.

Upon conversion of dividend access shares into SYSCO common shares, the Company records a reduction in additional paid-in capital for the original issuance amount of the shares and the corresponding release of treasury shares at average cost, with the difference being recorded back to additional paid-in capital. The shares issued from treasury are reflected on the statement of shareholders’ equity under the caption “Stock Options Exercised.”

Dividend access shares are included upon issuance in both average and diluted shares outstanding.

At July 2, 2005, there were 364,535 dividend access shares outstanding, which represents 0.06% of average shares outstanding for fiscal 2005.

Other Comprehensive Income, page 41

8.	Please present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements. Please refer to paragraph 22 of SFAS 130.

Company Response

We understand the Commission’s comment that comprehensive income and its components should be displayed in a financial statement with the same prominence as other financial statements that constitute a full set of financial statements.

The Company believes that all of the information required by paragraph 22 of SFAS 130 could be determined by review of the Company’s statement of shareholders’ equity and accompanying footnotes included in the fiscal 2005 10-K. Using the statement of shareholders’ equity, the reader could obtain net income from the retained earnings column and detailed other comprehensive income items from the accumulated other comprehensive income column. In addition, all of the required information was included in the notes to the consolidated financial statements.

However, the Company agrees that it will adjust the presentation of comprehensive income in the statement of shareholders’ equity to include a subtotal for comprehensive income. Therefore, we intend to present comprehensive income and its components in the statement of shareholders’ equity on a prospective basis, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending July 1, 2006.

To assist the Staff in its assessment of the Company’s revised format for presentation of comprehensive income, please find attached in Exhibit A the proposed format for the Company’s statement of shareholders’ equity for the annual report for fiscal 2006 and other comprehensive income footnote where changes from the format in the annual report for fiscal 2005 have been marked.

As requested in the Staff’s comment letter, the Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions or additional comments, please contact me at (281) 584-1471 or Joe Alley at (404) 873-8688.

Very truly yours,

/s/ MICHAEL C. NICHOLS
Michael C. Nichols Vice President, General Counsel and Corporate Secretary

cc:	Andrew Blume William Thompson Joe Alley, Esq., Arnall Golden Gregory

Exhibit A

        Proposed expansions of disclosures to be included in the Company’s Annual Report on Form 10-K for the fiscal year ending July 1, 2006. Disclosures have been marked for changes from the disclosures included in the Company’s Annual Report on Form 10-K for the fiscal year ending July 2, 2005 where applicable.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Gross Margins

        Gross margins as a percentage of sales declined slightly in fiscal 2005 when compared to the prior year. Management believes that this gross margin decline was caused by several factors, including product cost increases, changes in segment mix, customer mix and pricing pressure.

        Product cost increases in most of the product categories had the impact of reducing gross margins as a percentage of sales. The gross margin reduction is generally due to two reasons: i) the resulting higher sales dollar base impacts the comparison of the ratio between the two years and ii) price increases passed on to customers lag behind the product cost increases incurred from vendors.

        In periods of rising product costs, even when gross margin dollars are maintained or slightly increased, the resulting gross margin percent to sale ratio will be lower than the prior year due to the higher sales dollar base.

        SYSCO generally expects to pass product cost increases to its customers, however during periods of rapidly increasing product costs, price increases to customers generally lag. In the case of marketing associate served customers, marketing associates will generally encounter resistance and may not be able to immediately raise prices. In the case of multi-unit customers, prices are agreed to contractually. The contracted prices are fixed for periods of up to 30 days and thus price increases to these customers will also lag. The contracted prices are frequently also fee-based which results in the same gross margin dollars with a higher sales price and therefore a lower gross margin as a percentage of sales.

        The decline in gross margins as a percent of sales slowed during the course of fiscal 2005 due in part to a lessening of the rate of product cost increases during the fiscal year.

        Changes in segment mix also contributed to the decline in gross margins in fiscal 2005 when compared to the prior year. Sales at the SYGMA segment, which traditionally have lower margins than Broadline segment sales, grew faster than sales at the Broadline segment.

        Changes in customer mix also contributed to the decline in gross margins in fiscal 2005 when compared to the prior year. Multi-unit customer sales in the Broadline segment, which traditionally yield lower gross margins and lower expenses than marketing associate-served customer sales, grew faster, and thus represented a greater percentage of total sales in fiscal 2005 than in fiscal 2004.

        Management also believes that competitive pricing pressures contributed to the decline in gross margins.

Goodwill and Intangibles

        Goodwill and intangibles represent the excess of cost over the fair value of tangible net assets acquired. Goodwill and intangibles with indefinite lives are not amortized. Intangibles with definite lives are amortized over their useful lives, generally ranging from three to ten years.

        The following table presents details of the company’s intangible assets:

	July 1, 2006						July 2, 2005
	Gross Carrying Amount		Accumulated Amortization		Net		Gross Carrying Amount		Accumulated Amortization		Net
Amortized Intangible Assets:
Customer Relationships	$	xx,xxx,000	$	xx,xxx,000	$	xx,xxx,000	$	xx,xxx,000	$	xx,xxx,000	$	xx,xxx,000
Non-compete Agreements		xx,xxx,000		xx,xxx,000		xx,xxx,000		xx,xxx,000		xx,xxx,000		xx,xxx,000
Other		x,xxx,000		x,xxx,000		x,xxx,000		x,xxx,000		x,xxx,000		x,xxx,000
Total	$	xx,xxx,000	$	xx,xxx,000	$	xx,xxx,000	$	xx,xxx,000	$	xx,xxx,000	$	xx,xxx,000

Unamortized intangible assets:
Trademarks	$	x,xxx,000	$	x,xxx,000	$	x,xxx,000	$	x,xxx,000	$	x,xxx,000	$	x,xxx,000
Total	$	x,xxx,000	$	x,xxx,000	$	x,xxx,000	$	x,xxx,000	$	x,xxx,000	$	x,xxx,000

        Amortization expense for the past three years was $x,xxx,000 in 2006, $7,569,000 in 2005 and $4,244,000 in 2004. The estimated future amortization expense on intangible assets for the next five fiscal years is shown below:

Amount
2007	$	x,xxx,000
2008		x,xxx,000
2009		x,xxx,000
2010		x,xxx,000
2011		x,xxx,000

        Goodwill is assigned to the reporting units that are expected to benefit from the synergies of the combination. The recoverability of goodwill and intangibles is assessed annually, or more frequently as needed when events or changes have occurred that would suggest an impairment of carrying value, by determining whether the fair values of the applicable reporting units exceed their carrying values. The evaluation of fair value requires the use of projections, estimates and assumptions as to the future performance of the operations in performing a discounted cash flow analysis, as well as assumptions regarding sales and earnings multiples that would be applied in comparable acquisitions.

        Goodwill allocated by reportable segment is as follows:

	July 1, 2006		July 2, 2005
Broadline	$	xxx,xxx,000	$	xxx,xxx,000
SYGMA		xx,xxx,000		xx,xxx,000
Other		xxx,xxx,000		xxx,xxx,000
Total	$	x,xxx,xxx,000	$	x,xxx,xxx,000

        The changes in the carrying amount of goodwill for the years presented are as follows:

	2006		2005
Carrying amount at beginning of year	$	x,xxx,xxx,000	$	x,xxx,xxx,000
Goodwill acquired during year		xx,xxx,000		xx,xxx,000
Carrying amount at end of year	$	x,xxx,xxx,000	$	x,xxx,xxx,000

SYSCO
CONSOLIDATED SHAREHOLDERS’ EQUITY

	Common Stock									Treasury Stock
	Shares	Amount		Paid-in Capital		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Shares	Amount		Total
	(In thousands except for share data)
Balance at June 28, 2003	765,174,900		$765,175		$249,235		$3,373,853		$(152,381)	121,517,325		$2,038,351		$2,197,531
Net earnings							907,214							907,214
Minimum pension liability
adjustment									164,385					164,385
Foreign currency
translation adjustment									5,636					5,636

Comprehensive income														1,077,235
Dividends declared							(321,353)							(321,353)
Treasury stock purchases										16,884,300		623,653		(623,653)
Treasury stock issued for
acquisitions					21,582					(2,007,089)		(20,411)		41,993
Disqualifying dispositions					26,763									26,763
Stock options exercised					4,007					(5,193,289)		(86,745)		90,752
Employees' Stock
Purchase Plan					18,540					(1,620,535)		(28,833)		47,373
Management Incentive
Plan					11,914					(940,843)		(15,951)		27,865

Balance at July 3, 2004	765,174,900		$765,175		$332,041		$3,959,714		$17,640	128,639,869		$2,510,064		$2,564,506
Net earnings							961,457							961,457
Minimum pension liability
adjustment									(33,553)					(33,553)
Foreign currency
translation adjustment									22,357					22,357
Change in fair value
of interest rate swap									(20,121)					(20,121)

Comprehensive income														930,140
Dividends declared							(368,792)							(368,792)
Treasury stock purchases										16,735,200		596,080		(596,080)
Treasury stock issued for
acquisitions					2,660					(152,591)		(1,537)		4,197
Disqualifying dispositions					22,795									22,795
Stock options exercised					397					(5,901,240)		(116,468)		116,865
Employees' Stock
Purchase Plan					15,986					(1,712,244)		(34,375)		50,361
Management Incentive
Plan					15,174					(1,001,624)		(19,673)		34,847

Balance at July 2, 2005	765,174,900		$765,175		$389,053		$4,552,379		$(13,677)	136,607,370		$2,934,091		$2,758,839
Net earnings							xxx,xxx							xxx,xxx
Minimum pension liability
adjustment									(xx,xxx)					(xx,xxx)
Foreign currency
translation adjustment									xx,xxx					xx,xxx
Change in fair value
of interest rate swap									xx,xxx					xx,xxx
Amortization of cash flow
hedge									xxx					xxx

Comprehensive income														xxx,xxx
Dividends declared							(xxx,xxx)							(xxx,xxx)
Treasury stock purchases										xx,xxx,xxx		xxx,xxx		(xxx,xxx)
Treasury stock issued for
acquisitions					x,xxx					(xxx,xxx)		(x,xxx)		x,xxx
Disqualifying dispositions					xx,xxx									xx,xxx
Stock options exercised					xxx					(x,xxx,xxx)		(xxx,xxx)		xxx,xxx
Employees' Stock
Purchase Plan					xx,xxx					(x,xxx,xxx)		(xx,xxx)		xx,xxx
Management Incentive
Plan					xx,xxx					(x,xxx,xxx)		(xx,xxx)		xx,xxx

Balance at July 1, 2006	xxx,xxx,xxx	$	xxx,xxx	$	xxx,xxx	$	x,xxx,xxx	$	(xx,xxx)	xxx,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx

See Notes to Consolidated Financial Statements

Comprehensive Income

        Comprehensive income is net earnings plus certain other items that are recorded directly to shareholders’ equity.

        The following table provides a summary of the changes in accumulated other comprehensive income (loss) for the years presented:

	Minimum Pension Liability		Foreign Currency Translation		Interest Rate Swap		Total
Balance at June 28, 2003		$(185,118,000)		$32,737,000		$--		$(152,381,000)
Minimum pension liability adjustment		164,385,000		--		--		164,385,000
Foreign currency translation
adjustment		--		5,636,000		--		5,636,000

Balance at July 3, 2004		(20,733,000)		38,373,000		--		17,640,000
Minimum pension liability adjustment		(33,553,000)		--		--		(33,553,000)
Foreign currency translation
adjustment		--		22,357,000		--		22,357,000
Change in fair value of interest rate swap		--		--		(20,121,000)		(20,121,000)

Balance at July 2, 2005		(54,286,000)		60,730,000		(20,121,000)		(13,677,000)
Minimum pension liability adjustment		(xx,xxx,000)		--		--		(xx,xxx,000)
Foreign currency translation
adjustment		--		xx,xxx,000		--		xx,xxx,000
Change in fair value of interest rate swap		--		--		xx,xxx,000		xx,xxx,000
Amortization of cash flow hedge		--		--		xxx,000		xx,xxx,000

Balance at July 1, 2006	$	(xx,xxx,000)	$	xx,xxx,000	$	(xx,xxx,000)	$	(xx,xxx,000)

        A summary of the components of other comprehensive income (loss) and the related tax effects for each of the years presented is as follows:

2006
	Before-Tax Amount		Income Tax		After-Tax Amount
Minimum pension liability adjustment	$	xxx,xxx,000	$	xxx,xxx,000	$	xxx,xxx,000
Foreign currency translation adjustment		xx,xxx,000		--		xx,xxx,000
Change in fair value interest rate swap		xx,xxx,000		xx,xxx,000		xx,xxx,000
Amortization of cash flow hedge		xxx,000		xxx,000		xxx,000
Other comprehensive income	$	xxx,xxx,000	$	xxx,xxx,000	$	xxx,xxx,000

	2005
	Before-Tax Amount	Income Tax	After-Tax Amount
Minimum pension liability adjustment	$(54,414,000)	$(20,861,000)	$(33,553,000)
Foreign currency translation adjustment	22,357,000	--	22,357,000
Change in fair value interest rate swap	(32,584,000)	(12,463,000)	(20,121,000)
Other comprehensive income	$(64,641,000)	$(33,324,000)	$(31,317,000)

	2004
	Before-Tax Amount	Income Tax	After-Tax Amount
Minimum pension liability adjustment	$266,074,000	$101,689,000	$164,385,000
Foreign currency translation adjustment	5,636,000	--	5,636,000
Other comprehensive income	$271,710,000	$101,689,000	$170,021,000